UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
Mosaic Acquisition Corp.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

61946M100
(CUSIP Number)

Gil A. Raviv, Esq. Millennium Management LLC 666 Fifth Avenue, 8th Floor New York, New York 10103 (212) 841-4100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 18, 2019
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐ .

SCHEDULE 13D

CUSIP No. 61946M100
1	NAMES OF REPORTING PERSONS Integrated Core Strategies (US) LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☑
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,492,212 (See Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,492,212 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,492,212 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 61946M100
1	NAMES OF REPORTING PERSONS Millennium Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☑
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,492,212 (See Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,492,212 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,492,212 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 61946M100
1	NAMES OF REPORTING PERSONS Millennium Group Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☑
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,492,212 (See Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,492,212 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,492,212 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 61946M100
1	NAMES OF REPORTING PERSONS Israel A. Englander
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☑
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,492,212 (See Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,492,212 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,492,212 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%
14	TYPE OF REPORTING PERSON IN

Explanatory Notes

Item 1.      Security and Issuer.

    The name of the issuer is Mosaic Acquisition Corp., a Delaware corporation (the "Issuer"). The address of the Issuer’s principal executive offices is 375 Park Avenue, New York, New York 10152. This Schedule 13D relates to the Issuer’s Class A common stock, par value $0.0001 per share (the "Class A Common Stock").

Item 2.      Identity and Background.

    (a)-(c), (f)   This Schedule 13D is being filed by Integrated Core Strategies (US) LLC, a Delaware limited liability company ("Integrated Core Strategies"), which is the record owner of the shares of Class A Common Stock to which this Schedule 13D relates.

    Millennium Management LLC, a Delaware limited liability company ("Millennium Management"), is the general partner of the managing member of Integrated Core Strategies and may be deemed to have shared voting control and investment discretion over securities owned by Integrated Core Strategies.

    Millennium Group Management LLC, a Delaware limited liability company ("Millennium Group Management"), is the managing member of Millennium Management and may also be deemed to have shared voting control and investment discretion over securities owned by Integrated Core Strategies.

    The managing member of Millennium Group Management is a trust of which Israel A. Englander, a United States citizen ("Mr. Englander"), currently serves as the sole voting trustee. Therefore, Mr. Englander may also be deemed to have shared voting control and investment discretion over securities owned by Integrated Core Strategies.

    The foregoing should not be construed in and of itself as an admission by Millennium Management, Millennium Group Management or Mr. Englander as to beneficial ownership of the securities owned by Integrated Core Strategies

    Integrated Core Strategies, Millennium Management, Millennium Group Management LLC and Mr. Englander will be collectively referred to as the reporting persons ("Reporting Persons") in this Schedule 13D.

    The business address for Integrated Core Strategies, Millennium Management, Millennium Group Management LLC and Mr. Englander is 666 Fifth Avenue, 8th Floor, New York, New York 10103.

    (d)-(e)  During the last five years, none of the Reporting Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) except as set forth on Schedule I hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.      Source and Amount of Funds or Other Consideration.

    The amount of funds used to purchase the 2,492,212 shares of the Issuer’s Class A Common Stock held by Integrated Core Strategies was approximately $25,409,073, calculated on an average cost basis (excluding brokerage commissions). Integrated Core Strategies effects purchases of securities primarily through margin accounts maintained for it with prime brokers, which may extend margin credit to Integrated Core Strategies as and when required to open or carry positions in the margin accounts, subject to applicable margin regulations, stock exchange rules and the prime broker’s credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 4.       Purpose of Transaction.

    The Reporting Persons are engaged in the investment business, and in the course of that business employ the services of a number of portfolio managers who utilize a variety of investment strategies, including event-, risk- or merger-arbitrage, quantitative, or fundamental strategies.

    In pursuing their business, some of the Reporting Persons’ portfolio managers analyze the operations, capital structure and markets of companies, including the Issuer, on a continuous basis, through analysis of documentation and, in some cases, discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management). Other of the Reporting Persons’ portfolio managers, who may also have long or short positions in securities of the Issuer from time to time, trade pursuant to quantitative or other strategies that do not involve such analyses and discussions.

    The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may, from time to time and at any time in the future depending on various factors, including, without limitation, the various investment strategies outlined above, the Issuer’s financial position and strategic direction, actions taken by the Board of Directors of the Issuer, price levels of the Class A Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, take such actions with respect to their investment in the Issuer as they deem appropriate, including: (i) acquiring additional shares of Class A Common Stock and/or other equity, other securities, or derivative or other instruments that are based upon or relate to the value of the shares of Class A Common Stock (collectively, "Securities") in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; or (iii) engaging in any hedging, derivative or similar transactions, including short sales, with respect to the Securities.

    Except as set forth above, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in subparagraphs (a)-(j) of Item 4 of this Schedule 13D.

Item 5.      Interest in Securities of the Issuer.

    (a)   As of the close of business on October 4, 2019, Integrated Core Strategies beneficially owned 2,492,212 shares of the Issuer’s Class A Common Stock (consisting of 1,814,432 shares of the Issuer’s Class A Common Stock and 677,780 of the Issuer’s units) or 7.2% of the Issuer’s Class A Common Stock outstanding. Each unit consists of one share of the Issuer’s Class A Common Stock and one-third of one warrant. Each whole warrant entitles the holder to purchase one share of the Issuer’s Class A Common Stock. The Issuer’s warrants will become exercisable on the later of 30 days after the completion of the Issuer’s initial business combination and 12 months from the closing of the Issuer’s initial public offering. The calculation of the foregoing percentage is on the basis of 34,500,000 shares of Class A Common Stock outstanding as of August 9, 2019, as per the Issuer’s Form 10-Q dated August 9, 2019.

    Millennium Management, as the general partner of the managing member of Integrated Core Strategies, may be deemed to have shared voting control and investment discretion over securities owned by Integrated Core Strategies.

    Millennium Group Management, as the managing member of Millennium Management, may also be deemed to have shared voting control and investment discretion over securities owned by Integrated Core Strategies.

    Mr. Englander, who controls the managing member of Millennium Group Management, may also be deemed to have shared voting control and investment discretion over securities owned by Integrated Core Strategies.

    Accordingly, as of the close of business on October 4, 2019, Integrated Core Strategies, Millennium Management, Millennium Group Management and Mr. Englander beneficially owned or may be deemed to have beneficially owned, as the case may be, 2,492,212 shares of the Issuer’s Class A Common Stock. The foregoing should not be construed in and of itself as an admission by Millennium Management or Mr. Englander as to the shares of the Issuer’s Class A Common Stock beneficially owned by Integrated Core Strategies. The foregoing should not be construed in and of itself as an admission by Millennium Management, Millennium Group Management or Mr. Englander as to beneficial ownership of the Issuer’s Class A Common Stock owned by Integrated Core Strategies.

    (b)   Integrated Core Strategies held shared power to vote and to dispose of the 2,492,212 shares of the Issuer’s Class A Common Stock described in (a) above. Millennium Management, Millennium Group Management and Mr. Englander may be deemed to have held shared power to vote and to dispose of the 2,492,212 shares of the Issuer’s Class A Common Stock described in (a) above. The foregoing should not be construed in and of itself as an admission by Millennium Management, Millennium Group Management or Mr. Englander as to beneficial ownership of the Issuer’s Class A Common Stock owned by Integrated Core Strategies.

    (c)   Transactions in the Issuer’s Class A Common Stock during the past 60 days: Schedule II annexed hereto lists all transactions in the Issuer’s Class A Common Stock during the past 60 days by the Reporting Persons. All such transactions were effected in the open market by Integrated Core Strategies or another entity which Millennium Management, Millennium Group Management LLC and Mr. Englander may be deemed to control.

    (d)   No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the shares of the Issuer’s Class A Common Stock reported in this Schedule 13D.

Item 6.      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

    In connection with arrangements with Integrated Core Strategies’ prime brokers, such prime brokers are permitted to lend securities in Integrated Core Strategies’ accounts to the extent permitted by debit balances in such accounts. Integrated Core Strategies generally will not have any knowledge of the specific loans made by such prime brokers. In the ordinary course of business, Integrated Core Strategies (or its prime brokers), may borrow securities to satisfy delivery obligations arising from short sales. However, it should be noted that shares lent by Integrated Core Strategies’ prime brokers, may not be able to be recalled in advance of an applicable record date and thus, such loaned shares may not be able to be voted by Integrated Core Strategies. In addition, Integrated Core Strategies may from time to time enter hedging, derivative, or similar transactions, including short sales, with respect to the Securities.

    There are no other contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.      Material to Be Filed as Exhibits.

    Exhibit I: Joint Filing Agreement, dated as of October 4, 2019, by and among Integrated Core Strategies (US) LLC, Millennium Management LLC, Millennium Group Management LLC and Israel A. Englander.

SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 4, 2019

INTEGRATED CORE STRATEGIES (US) LLC By: Integrated Holding Group LP, its Managing Member By: Millennium Management LLC, its General Partner
By: /s/ Mark Meskin
Name: Mark Meskin Title: Chief Trading Officer
MILLENNIUM MANAGEMENT LLC
By: /s/ Mark Meskin
Name: Mark Meskin Title: Chief Trading Officer
MILLENNIUM GROUP MANAGEMENT LLC
By: /s/ Mark Meskin
Name: Mark Meskin Title: Chief Trading Officer
/s/ Israel A. Englander
Israel A. Englander

EXHIBIT I

JOINT FILING AGREEMENT

    This will confirm the agreement by and among the undersigned that the Schedule 13D filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Class A Common Stock, par value $0.0001 per share, of Mosaic Acquisition Corp., a Delaware corporation, is being filed and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: October 4, 2019

INTEGRATED CORE STRATEGIES (US) LLC By: Integrated Holding Group LP, its Managing Member By: Millennium Management LLC, its General Partner
By: /s/ Mark Meskin
Name: Mark Meskin Title: Chief Trading Officer
MILLENNIUM MANAGEMENT LLC
By: /s/ Mark Meskin
Name: Mark Meskin Title: Chief Trading Officer
MILLENNIUM GROUP MANAGEMENT LLC
By: /s/Mark Meskin
Name: Mark Meskin Title: Chief Trading Officer
/s/ Israel A. Englander
Israel A. Englander

Schedule I

   On October 31, 2017, Millennium Management LLC (the "Millennium Respondent") consented, without admitting or denying the findings therein, to the entry of an order issued by the SEC finding that on four occasions in 2012 it violated Rule 105 of Regulation M of the US Securities Exchange Act of 1934 ("Rule 105"). (See SEC Release No. 34-81989.) In settlement of this matter, the Millennium Respondent agreed to pay a civil money penalty of $300,000, as well as disgorgement and prejudgment interest of $338,709.11, and to cease and desist from committing or causing any violations and any future violations of Rule 105.

Schedule II

Transactions in the Issuer’s Class A Common Stock during the past 60 days:

Date of Transaction	Quantity Purchased (Sold)	Price Per Share $
8/13/2019	1,700	$10.20
8/16/2019	506	$10.22
8/22/2019	(206)	$10.24
8/28/2019	2	$10.24
8/29/2019	(16)	$10.24
9/4/2019	22	$10.25
9/5/2019	2	$10.25
9/11/2019	170	$10.27
9/18/2019	49,902	$10.32
9/18/2019	950,098	$10.33
9/20/2019	(1,268)	$10.33
9/23/2019	65	$10.33
9/25/2019	44	$10.32
9/26/2019	650,000	$10.32
9/27/2019	(300)	$10.33
9/27/2019	237	$10.32

Notes:    All of the above transactions in the Issuer’s Class A Common Stock were effected in the open market by Integrated Core Strategies or another entity which Millennium Management, Millennium Group Management LLC and Mr. Englander may be deemed to control.